Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

GRANT OF SHARE OPTIONS

AND RESTRICTED SHARES BY A SUBSIDIARY

The Board announces that on May 30, 2014, MCP has granted (i) share options to subscribe for a total of 4,861,003 MCP Shares; and (ii) restricted shares in respect of a total of 4,738,684 MCP Shares, pursuant to the MCP Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on May 30, 2014, Melco Crown (Philippines) Resorts Corporation (“MCP”), a company formed under the laws of the Philippines whose shares are listed on the Philippine Stock Exchange and a subsidiary of the Company, has granted to certain employees and directors of the Company and MCP and other eligible participants under the share incentive plan of MCP (the “MCP Share Incentive Plan”) (i) share options (the “MCP Share Options”) to subscribe for a total of 4,861,003 common shares with a par value of *PHP1.00 each of MCP (the “MCP Shares”) and (ii) restricted shares (the “MCP Restricted Shares”) in respect of a total of 4,738,684 MCP Shares, pursuant to the MCP Share Incentive Plan.

The total number of underlying MCP Shares involved in this grant of the MCP Share Options and MCP Restricted Shares is 9,599,687 MCP Shares. As of the date of grant, MCP has obtained the formal written approval from the Securities and Exchange Commission of the Philippines (“SEC”) to exempt from registration the issuance of up to 13,585,772 MCP Shares upon exercise of MCP Share Options and/or grant of MCP Restricted Shares pursuant to the MCP Share Incentive Plan.

* PHP means Philippines peso, the lawful currency of the Republic of the Philippines

Details of the grants are as follows.

(i)	MCP Share Options

Date of grant	May 30, 2014
Exercise price	PHP13.256 per MCP Share
Number of underlying MCP Shares involved	4,861,003
Closing price of the MCP Shares on the date of grant	PHP13.00 per MCP Share
Validity period of the MCP Share Options	The MCP Share Options are valid for a period of 10 years from the date of grant

The MCP Share Options were granted with the following vesting dates:

Number of MCP Share Options	Vesting date
4,861,003(Note)	May 30, 2015	May 30, 2016	May 30, 2017

Note: 4,861,003 MCP Shares Options are to be vested equally in 3 years on the relevant vesting dates.

(ii)	MCP Restricted Shares

Date of grant	May 30, 2014
Number of MCP Shares involved	4,738,684
Vesting period	To be vested equally in 3 years from the date of grant

Among the MCP Restricted Shares granted above, 1,886,981 MCP Restricted Shares were granted, with the approval of the compensation committee of MCP and the approval of the compensation committee of the Company, which comprises independent non-executive directors of the Company, to the following directors of the Company and details are as follows:

Name	Position	Number of MCP Restricted Shares	Number of underlying MCP Shares involved	Vesting date
				May 30, 2015	May 30, 2016	May 30, 2017
Mr. Clarence Yuk Man Chung	Non-executive director	673,922	673,922	224,640	224,640	224,642
Mr. William Todd Nisbet	Non-executive director	404,353	404,353	134,784	134,784	134,785
Mr. James Andrew Charles MacKenzie	Independent non-executive director	404,353	404,353	134,784	134,784	134,785
Mr. Alec Yiu Wa Tsui	Independent non-executive director	404,353	404,353	134,784	134,784	134,785

The grant of MCP Restricted Shares as disclosed in this announcement does not constitute non-exempt connected transactions or notifiable transactions under Chapter 14A or Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board of

Melco Crown Entertainment Limited

Stephanie Cheung

Company Secretary

Macau, June 3, 2014

As at the date of this announcement, the Board comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

3